Suzanne Sawochka Hooper
(650) 843-5180
hooperss@cooley.com
January 27, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

RE:	Cardica, Inc. Registration Statement on Form S-3 Amended January 13, 2011 File No. 333-171195
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (the “Company”), we are submitting this letter in response to your letter dated January 24, 2011, setting forth the Staff’s comments regarding the Company’s registration statement on Form S-3 No. 333-171195, as amended by Amendment No. 1 filed with the Commission on January 13, 2011 (the “Registration Statement”).
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment.
The Aspire Capital Transaction, page 24
1.	Please expand your response to prior comment 6 to tell us why you believe that it is appropriate to register the “Commitment Shares” for resale at this time. Generally, it is inappropriate to register shares for resale if the unregistered issuance of those shares is incomplete. As you state on page 5 of your response letter, the termination fee is based on returning a portion of value assigned to the Commitment Shares; therefore, it is unclear why you believe you received all of the consideration for the Commitment Shares before you filed the registration statement.

The Company agreed to issue the Commitment Shares to Aspire Capital in connection with entry into the Purchase Agreement. The only consideration paid, or required to be paid, by Aspire Capital in its purchase of the Commitment Shares was its entry into the Purchase Agreement. As Aspire Capital’s entry into the Purchase Agreement occurred prior to filing the Registration Statement, the Company received all consideration with regard to the sale of the Commitment Shares prior to filing the Registration Statement.

In this regard, we note specifically the language of Section 4(e) of the Purchase Agreement: “Immediately upon the execution of this Agreement, the Company shall issue to the Buyer, as consideration for the Buyer entering into this Agreement,
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Securities and Exchange Commission
January 27, 2011
Page Two
295,567 shares of Common Stock...” (emphasis added). Therefore, the Company has received full consideration from Aspire Capital for the sale of the Commitment Shares (i.e., Aspire Capital entered into the Purchase Agreement), and the sale of those shares pursuant to an exemption from registration was completed prior to filing the Registration Statement.
The disclosure in the prospectus with respect to the Aspire Capital transaction contained in the Registration Statement states that all consideration for the Commitment Shares had been received by the Company prior to filing the Registration Statement. Specifically, the prospectus states:
“On December 14, 2010, we entered into a common stock purchase agreement, referred to as the Purchase Agreement, with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of our common stock over the term of the Purchase Agreement at purchase prices determined in accordance with the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 295,567 shares of our common stock as a commitment fee, referred to as the Commitment Shares.” (Emphasis added.)
The Commitment Shares were sold and issued to Aspire Capital prior to filing the Registration Statement, are owned by Aspire Capital without any contractual limitations and Aspire Capital’s ownership of such shares is absolute and unconditional. The termination fee payable by Aspire Capital under the Purchase Agreement (the “Termination Fee”) is entirely distinct and separate from the completed sale of the Commitment Shares. The Termination Fee would be required to be paid only if the Company determines, in its own discretion, not to sell any portion of the $10.0 million of common stock pursuant to the Purchase Agreement by the Maturity Date (as defined in the Registration Statement). In recognition of the fact that the Company is not obligated to sell any of the $10.0 million of common stock under the Purchase Agreement, Aspire Capital agreed that it would pay the Termination Fee to the Company in an amount based, in part, on any unfunded amount remaining under the Purchase Agreement on the Maturity Date. The calculation of the amount of this Termination Fee is set forth in Section 11(k)(vi) of the Purchase Agreement and is based on the price of the common stock at the time the Company and Aspire Capital began negotiations, but the potential payment of the Termination Fee is not tied to the sale of, or the consideration paid for, the Commitment Shares. The Termination Fee does not represent any repayment of consideration given for the sale of the Commitment Shares; indeed, the only consideration for that sale was entry into the Purchase Agreement, consideration which cannot be returned. The Company respectfully submits, therefore, that all consideration was received for the sale of the Commitment Shares prior to filing the Registration Statement and thus that it is appropriate to register the “Commitment Shares” for resale at this time.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Securities and Exchange Commission
January 27, 2011
Page Three
2.	Please reconcile your response to prior comment 7 that “Section 11(k) would not provide any discretion to Aspire Capital with regard to the purchase of any shares” with:
•	the language of Section 11(k) that the agreement “may be terminated.” The use of the term may appears to give the investor discretion regarding whether to terminate the agreement or accept a put if the events in Section 11(k) occur. As stated in section 9 of the agreement, Section 11(k) merely creates “Buyer termination rights.”

•	the statement in Section 11(k)(iii) of the agreement that merely creates an option to terminate that the buyer has the discretion to exercise.
The Company continues to be of the view that the termination of the Purchase Agreement pursuant to Section 11(k) does not provide discretion to Aspire Capital with regard to the purchase of shares under the Purchase Agreement. Specifically, Section 11(k) states: “This agreement may be terminated only as follows...” (emphasis added). Section 11(k) sets forth the sole means by which the Purchase Agreement may be terminated, and the term “may” provides for this fact, not for discretion with regard to the purchase of any shares. Within Section 11(k), only Subsections 11(k)(i) and (iii) provide Aspire Capital with termination rights; Subsections 11(k)(ii) and (iv) provide for Company termination rights, Subsections 11(k)(v) and (vi) provide for automatic termination upon the specified events and the remaining subsections of Section 11(k) do not set forth termination events.
Under Subsections 11(k)(i) and (iii) of the Purchase Agreement, Aspire Capital has the right to terminate the agreement in only two specific instances, neither of which provides discretion to Aspire Capital with regard to the purchase of shares.
     Subsection 11(k)(i): “...at any time an Event of Default exists”
     The Events of Default under the Purchase Agreement (set forth in Section 9 thereof) are extremely narrow in scope, objectively determined and entirely outside of the control of Aspire Capital. As such, only actions or events outside of the control of Aspire Capital may result in an Event of Default. Section 9 of the Purchase Agreement provides that the Company may not put shares to Aspire Capital if there is an Event of Default: “so long as an Event of Default has occurred and is continuing, or if any event which, after notice and/or lapse of time, would become an Event of Default, has occurred and is continuing, or so long as the Closing Sale Price is below the Floor Price, the Company shall not direct the Buyer to purchase, and the Buyer shall not be obligated to purchase, any shares of Common Stock under this Agreement.” As a result of this provision in Section 9 and the objective nature of the Events of Default, Subsection 11(k)(i) of the Purchase Agreement does not provide discretion to Aspire Capital with regard to the purchase of shares under the agreement, in that since the Company would not be entitled to put shares to Aspire Capital, there would be no scenario in which Aspire Capital could exercise discretion to refuse a put of shares in connection with an Event of Default. Section 9 provides that Aspire Capital would remain obligated to purchase any and all shares put to it by the Company prior to the occurrence of any
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Securities and Exchange Commission
January 27, 2011
Page Four
Event of Default — the Company’s determination to make any such put is entirely outside of the control of Aspire Capital, and Aspire Capital has no discretion in this regard.
     Subsection 11(k)(iii): “In the event that the Commencement shall not have occurred on or before February 28, 2011, due to the failure to satisfy the conditions set forth in Sections 6 and 7 of the Agreement with respect to the Commencement...”
     “Commencement” under the Purchase Agreement occurs only upon the satisfaction of the conditions set forth in Sections 6 and 7 of the Purchase Agreement, and, as discussed in our prior response letter, the conditions to Commencement set forth in Sections 6 and 7 are entirely outside of the control of Aspire Capital. As such, Aspire Capital has no ability to control or influence Commencement and, subject to Commencement, is irrevocably bound to purchase shares under the Purchase Agreement. It is only upon the failure of Commencement to have occurred by February 28, 2011, an occurrence entirely outside of the control of Aspire Capital, that Section 11(k)(iii) would operate. Subsection 11(k)(iii) does not change the fact that Aspire Capital is irrevocably bound to purchase the shares underlying any put, subject only to the occurrence of events that are narrow in scope, objectively determined, and entirely outside of the control of Aspire Capital.
     Based on the foregoing, Section 11(k) does not provide discretion to Aspire Capital with regard to the purchase of shares under the Purchase Agreement, and Aspire Capital is irrevocably bound to purchase the full amount of shares under the Purchase Agreement, subject to events outside of its control.
* * *
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5180.
Sincerely,

/s/ Suzanne Sawochka Hooper Suzanne Sawochka Hooper

Cc:	Bernard A. Hausen, M.D., Ph.D., via e-mail Robert Y. Newell IV, via e-mail Martin Dunn, Esq., via e-mail
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com